 **C A R D i O M E**

1441 Creekside Drive,
6th floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME TO HOLD FOURTH QUARTER AND FULL YEAR 2016 FINANCIAL RESULTS CONFERENCE CALL ON MARCH 7

Vancouver, Canada, February 27, 2017 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it will report financial results for the fourth quarter and full year ended December 31, 2016 on Tuesday, March 7, 2017. Cardiome will hold a conference call and webcast at 4:30 p.m. Eastern (1:30 p.m. Pacific) on Tuesday, March 7, 2017 to discuss the results.

To access the conference call, please dial **416-764-8688** or **888-390-0546** and use conference **ID 92797238.** The webcast can be accessed through the following link:

http://event.on24.com/r.htm?e=1360614&s=1&k=32C569295D7ED6248041CA921434CE67

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 4, 2017. Please dial 416-764-8677 or 888-390-0541 and enter code 797238 # to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

For Further Information:
David Dean
VP Business Development and Investor Relations
(604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928
ddean@cardiome.com

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